Contact

www.linkedin.com/in/richard-
still-24a00511 (LinkedIn)

Top Skills

Private Equity

Venture Capital

Mergers & Acquisitions

Richard Still

Chief Financial Officer at TrippBio, PERSOWN and SpinUp Corp

Jacksonville, Florida, United States

Summary

As a quick overview, I have a strong background in both operations and finance.

On the Operations side,
• I have been a Chief Operating Officer with a multi-location environmental services company,
• I have been a Plant Manager for two different companies, and
• I was the Founder and President of a construction services company.

On the finance side,
• I was the Managing Director and Financial Analyst for an Investment Banking firm, and
• I was the Director of Growth Operations at a national environmental services company. In this role I directed the financial and operational due diligence, performed financial analyses, and served as the interim manager for multiple acquisitions.

Experience

TrippBio, Inc.
Chief Financial Officer
January 2020 - Present (5 years 1 month)

PERSOWN
Chief Financial Officer
January 2020 - Present (5 years 1 month)
Jacksonville, Florida, United States

SpinUp Campus
Chief Financial Officer
February 2019 - Present (6 years)
Jacksonville, Florida, United States

REinvest North Florida, LLC
Owner
September 2017 - February 2019 (1 year 6 months)
Jacksonville, Florida Area

Purchased and renovated 6 single-family homes, ranging in sales price from $150,000 to $369,000. Managed a full-time crew of 3 skilled renovation craftsmen and supplemented with up to 6 part-time laborers.

Cal-Maine Foods, Inc.
Accounting Manager
November 2016 - August 2017 (10 months)
Jacksonville, Florida Area

Cal-Maine Foods acquired Foodonics International. I served as primary liaison between Foodonics International and Cal-Maine Foods during the acquisition and integration phases of the transaction. Remained with Cal-Maine throughout the integration process and training of a replacement Accounting Manager.

Foodonics International, Inc
Chief Financial Officer
January 2013 - November 2016 (3 years 11 months)
Jacksonville, Florida

Responsible for all Accounting, Payroll, Human Resources and Information Technology activities for one of the largest egg companies in the United States.

Liquid Environmental Solutions
Director - Growth Division
January 2010 - June 2013 (3 years 6 months)

As Director of Growth Operations, I was responsible for duties in two major areas:
1. Acquisition due diligence and integration of acquisitions into the company, and
2. Optimization of profitability within the newly-acquired entities.

Industrial Water Services
Chief Operating Officer
January 2009 - January 2010 (1 year 1 month)
Jacksonville, Florida Area

Responsible for all operational activities within the three IWS facilities (Jacksonville, Mobile and Chicago).

Outline Technologies, Inc
President, Founder
November 2000 - November 2008 (8 years 1 month)
Jacksonville, Florida Area

Founded company that develops, manufactures and markets large scale electronic digitizers for the counter top and boat building industries. Developed concept and design, coordinated the development of the software, software integration and electrical design. Was able to run this company on a part-time basis while working other full-time jobs.

First Florida Capital Corporation
Managing Director / Financial Analyst
January 2000 - September 2006 (6 years 9 months)

Responsible for the daily management and all financial analyses in an Investment Banking firm that specializes in middle market mergers, acquisitions, financings, corporate divestitures, and commercial real estate investment.

Phoenix Products
Plant Manager
February 1998 - January 2000 (2 years)

Responsible for all production, engineering, accounting, purchasing, quality control and safety functions for a $10 million dollar manufacturer of above-ground fuel storage tanks and related products.

SableStone, Inc
President, Chairman, CEO and Founder
January 1990 - October 1998 (8 years 10 months)

Founded company targeting a new market niche for solid surface counter tops. Raised over $1.5 million in equity and debt for the startup and operation of SableStone. Increased sales from $0 to over $5 million in 6 years. Sold company to a Jacksonville based investment group in 1998.

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Education

Columbia Business School

Master of Business Administration (MBA), Finance and Operations
Management · (1981 - 1983)

Duke University

Bachelor of Science (B.S.), Mechanical Engineering · (1977 - 1981)